Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE FOURTH QUARTER 2020 AND FULL YEAR 2020

February 23, 2021

Investor Relations
phone: +49 6172 609 2525
email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation results excl. special items / adjusted results	page 10
Outlook 2021	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Content	page 1 of 11	February 23, 2021

Statement of earnings

	Three months ended December 31				Twelve months ended December 31
in € million, except share data	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc
Health Care Services	3,406	3,607	-5.6%	2.2%	14,114	13,872	1.7%	4.7%
Health Care Products	994	973	2.2%	8.9%	3,745	3,605	3.9%	7.4%
Total revenue	4,400	4,580	-3.9%	3.6%	17,859	17,477	2.2%	5.3%

Costs of revenue	3,026	3,126	-3.2%	5.0%	12,322	12,081	2.0%	5.4%
Gross profit	1,374	1,454	-5.5%	0.5%	5,537	5,396	2.6%	4.9%
Selling, general and administrative	905	815	11.1%	16.9%	3,165	3,061	3.4%	5.7%
(Gain) loss related to divestitures of Care Coordination activities	1	(15)	n.a.	n.a.	(31)	(29)	6.9%	9.0%
Research and development	52	49	7.3%	10.7%	194	168	15.3%	16.3%
Income from equity method investees	(46)	(11)	333.4%	333.9%	(95)	(74)	28.3%	28.4%
Operating income	462	616	-25.1%	-18.2%	2,304	2,270	1.5%	3.7%
Operating income margin	10.5%	13.5%			12.9%	13.0%

Interest income	(14)	(15)	-3.1%	2.8%	(42)	(62)	-31.9%	-29.1%
Interest expense	98	117	-16.0%	-9.7%	410	491	-16.5%	-14.1%
Interest expense, net	84	102	-17.9%	-11.5%	368	429	-14.3%	-11.9%
Income before taxes	378	514	-26.6%	-19.5%	1,936	1,841	5.2%	7.4%
Income tax expense	139	109	26.8%	39.0%	501	402	24.6%	28.1%
Net income	239	405	-41.0%	-35.3%	1,435	1,439	-0.2%	1.6%
Net income attributable to noncontrolling interests	62	62	-0.7%	7.7%	271	239	13.6%	15.9%
Net income attributable to shareholders of FMC-AG & Co. KGaA	177	343	-48.3%	-43.1%	1,164	1,200	-2.9%	-1.3%

Operating income	462	616	-25.1%	-18.2%	2,304	2,270	1.5%	3.7%
Depreciation, amortization and impairment loss	581	435	33.9%	40.3%	1,786	1,593	12.1%	14.5%
EBITDA	1,043	1,051	-0.7%	6.0%	4,090	3,863	5.9%	8.2%
EBITDA margin	23.7%	22.9%			22.9%	22.1%

Weighted average number of shares	292,855,969	299,304,206			294,055,525	302,691,397

Basic earnings per share	€0.61	€1.14	-47.1%	-41.8%	€3.96	€3.96	-0.1%	1.6%
Basic earnings per ADS	€0.30	€0.57	-47.1%	-41.8%	€1.98	€1.98	-0.1%	1.6%

Statement of earnings	page 2 of 11	February 23, 2021

Segment information

	Three months ended December 31				Twelve months ended December 31
	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc
Total
Revenue in € million	4,400	4,580	-3.9%	3.6%	17,859	17,477	2.2%	5.3%
Operating income in € million	462	616	-25.1%	-18.2%	2,304	2,270	1.5%	3.7%
Operating income margin	10.5%	13.5%			12.9%	13.0%
Delivered Operating Income in € million	400	554	-27.8%	-21.0%	2,033	2,031	0.1%	2.3%
Days sales outstanding (DSO)					50	73
Employees (full-time equivalents)					125,364	120,659

North America
Revenue in € million	2,983	3,174	-6.0%	1.6%	12,478	12,195	2.3%	4.4%
Operating income in € million	533	515	3.4%	10.7%	2,120	1,794	18.2%	20.4%
Operating income margin	17.9%	16.2%			17.0%	14.7%
Delivered Operating Income in € million	474	456	3.9%	11.0%	1,859	1,569	18.5%	20.7%
Days sales outstanding (DSO)					26	58

EMEA
Revenue in € million	715	709	0.7%	6.5%	2,763	2,693	2.6%	5.4%
Operating income in € million	134	114	17.1%	22.2%	412	448	-8.1%	-6.5%
Operating income margin	18.7%	16.1%			14.9%	16.6%
Delivered Operating Income in € million	133	113	17.3%	22.4%	409	443	-7.8%	-6.2%
Days sales outstanding (DSO)					90	96

Asia-Pacific
Revenue in € million	517	499	3.7%	7.0%	1,894	1,859	1.9%	3.5%
Operating income in € million	107	75	43.0%	45.1%	344	329	4.4%	4.9%
Operating income margin	20.6%	15.0%			18.1%	17.7%
Delivered Operating Income in € million	106	73	45.1%	47.1%	338	321	5.1%	5.6%
Days sales outstanding (DSO)					110	113

Latin America
Revenue in € million	177	193	-8.5%	16.1%	684	709	-3.5%	21.3%
Operating income in € million	(186)	15	n.a.	n.a.	(157)	43	n.a.	n.a.
Operating income margin	-105.0%	7.6%			-22.9%	6.0%
Delivered Operating Income in € million	(186)	15	n.a.	n.a.	(157)	42	n.a.	n.a.
Days sales outstanding (DSO)					134	127

Corporate
Revenue in € million	8	5	77.7%	87.7%	40	21	96.8%	99.3%
Operating income in € million	(126)	(103)	23.0%	24.9%	(415)	(344)	20.3%	21.1%
Delivered Operating Income in € million	(127)	(103)	23.8%	25.8%	(416)	(344)	20.7%	21.5%

Segment information	page 3 of 11	February 23, 2021

Balance sheet

	December 31	December 31
in € million, except for net leverage ratio	2020	2019
Assets
Current assets	7,275	7,165
Goodwill and intangible assets	14,340	15,444
Right of use assets	4,130	4,325
Other non-current assets	5,944	6,001
Total assets	31,689	32,935

Liabilities and equity
Current liabilities	6,160	7,059
Non-current liabilities	13,198	12,649
Total equity	12,331	13,227
Total liabilities and equity	31,689	32,935

Equity/assets ratio	39%	40%

Debt and lease liabilities
Short-term debt from unrelated parties	63	1,150
Short-term debt from related parties	17	22
Current portion of long-term debt	1,008	1,447
Current portion of long-term lease liabilities from unrelated parties	588	622
Current portion of long-term lease liabilities from related parties	21	17
Long-term debt, less current portion	6,800	6,458
Long-term lease liabilities from unrelated parties, less current portion	3,764	3,960
Long-term lease liabilities from related parties, less current portion	119	106
Total debt and lease liabilities	12,380	13,782
Minus: Cash and cash equivalents	(1,082)	(1,008)
Total net debt and lease liabilities	11,298	12,774

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,435	1,439
Income tax expense	501	402
Interest income	(42)	(62)
Interest expense	410	491
Depreciation and amortization	1,587	1,553
Adjustments [1]	249	110
Adjusted EBITDA	4,140	3,933

Net leverage ratio	2.7	3.2

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2019: -€71 M), NxStage related transaction costs (2019: €95 M), non-cash charges, primarily related to pension expense (2020: €50 M; 2019: €46 M) and impairment loss (2020: €199 M; 2019: €40 M).

Balance sheet	page 4 of 11	February 23, 2021

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in € million	2020	2019	2020	2019
Operating activities
Net income	239	405	1,435	1,439
Depreciation / amortization / impairment loss	581	435	1,786	1,593
Change in working capital and other non-cash items	(236)	(69)	1,012	(465)
Net cash provided by (used in) operating activities	584	771	4,233	2,567
In percent of revenue	13.3%	16.8%	23.7%	14.7%

Investing activities
Purchases of property, plant and equipment and capitalized development
costs	(306)	(337)	(1,052)	(1,125)
Proceeds from sale of property, plant and equipment	5	-	16	12
Capital expenditures, net	(301)	(337)	(1,036)	(1,113)

Free cash flow	283	434	3,197	1,454
In percent of revenue	6.4%	9.5%	17.9%	8.3%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(104)	(207)	(259)	(2,222)
Investments in debt securities	(66)	(1)	(96)	(11)
Proceeds from divestitures	2	-	14	43
Proceeds from sale of debt securities	15	4	42	17
Free cash flow after investing activities	130	230	2,898	(719)

Cash flow	page 5 of 11	February 23, 2021

Revenue development

						Same
						market
				Change	Organic	treatment
in € million	2020	2019	Change	at cc	growth	growth[1]
Three months ended December 31
Total revenue	4,400	4,580	-3.9%	3.6%	1.4%
Health Care Services	3,406	3,607	-5.6%	2.2%	-0.2%	0.5%
Thereof Dialysis Care revenue	3,037	3,214	-5.5%	2.4%	-0.5%	0.5%
Thereof Care Coordination revenue	369	393	-5.9%	0.9%	2.5%
Health Care Products	994	973	2.2%	8.9%	7.9%
Thereof Dialysis Products	968	953	1.6%	8.5%	7.4%
Thereof Non-Dialysis Products	26	20	28.4%	30.0%	30.0%

North America	2,983	3,174	-6.0%	1.6%	-0.9%
Health Care Services	2,704	2,893	-6.5%	1.1%	-1.4%	0.0%[2]
Thereof Dialysis Care revenue	2,412	2,568	-6.1%	1.5%	-1.6%	0.0%[2]
Thereof Care Coordination revenue	292	325	-10.0%	-2.2%	0.8%
Health Care Products	279	281	-0.7%	6.9%	5.9%
Thereof Dialysis Products	278	281	-0.9%	6.8%	5.7%
Thereof Non-Dialysis Products	1	-	n.a.	n.a.	n.a.

EMEA	715	709	0.7%	6.5%	4.9%
Health Care Services	337	352	-4.3%	1.5%	0.5%	-1.0%
Health Care Products	378	357	5.7%	11.5%	9.1%
Thereof Dialysis Products	353	337	4.5%	10.6%	8.1%
Thereof Non-Dialysis Products	25	20	24.6%	26.0%	26.0%

Asia-Pacific	517	499	3.7%	7.0%	7.7%
Health Care Services	235	230	2.1%	5.2%	6.8%	9.0%
Thereof Dialysis Care revenue	158	162	-2.7%	0.9%	5.3%	9.0%
Thereof Care Coordination revenue	77	68	13.5%	15.5%	10.2%
Health Care Products	282	269	5.1%	8.5%	8.4%
Thereof Dialysis Products	282	269	5.0%	8.4%	8.2%
Thereof Non-Dialysis Products	0	-	n.a.	n.a.	n.a.

Latin America	177	193	-8.5%	16.1%	8.8%
Health Care Services	125	132	-5.6%	19.6%	9.3%	-1.6%
Health Care Products	52	61	-14.8%	8.5%	7.6%

Corporate	8	5	77.7%	87.7%
Health Care Services	5	-	n.a.	n.a.
Health Care Products	3	5	-36.4%	-36.2%

Twelve months ended December 31
Total revenue	17,859	17,477	2.2%	5.3%	3.1%
Health Care Services	14,114	13,872	1.7%	4.7%	2.6%	2.2%
Thereof Dialysis Care revenue	12,558	12,447	0.9%	4.0%	1.5%	2.2%
Thereof Care Coordination revenue	1,556	1,425	9.2%	11.3%	13.6%
Health Care Products	3,745	3,605	3.9%	7.4%	5.1%
Thereof Dialysis Products	3,644	3,529	3.3%	6.8%	4.4%
Thereof Non-Dialysis Products	101	76	33.7%	34.4%	34.4%

North America	12,478	12,195	2.3%	4.4%	2.0%
Health Care Services	11,364	11,157	1.9%	3.9%	1.8%	1.3%[2]
Thereof Dialysis Care revenue	10,057	9,973	0.8%	2.9%	0.2%	1.3%[2]
Thereof Care Coordination revenue	1,307	1,184	10.4%	12.6%	17.0%
Health Care Products	1,114	1,038	7.3%	9.5%	4.2%
Thereof Dialysis Products	1,113	1,038	7.2%	9.3%	3.9%
Thereof Non-Dialysis Products	1	-	n.a.	n.a.	n.a.

EMEA	2,763	2,693	2.6%	5.4%	3.9%
Health Care Services	1,365	1,354	0.8%	4.1%	3.0%	1.4%
Health Care Products	1,398	1,339	4.4%	6.8%	4.9%
Thereof Dialysis Products	1,303	1,263	3.2%	5.7%	3.7%
Thereof Non-Dialysis Products	95	76	24.4%	24.9%	24.9%

Asia-Pacific	1,894	1,859	1.9%	3.5%	3.8%
Health Care Services	876	862	1.6%	2.3%	3.1%	8.5%
Thereof Dialysis Care revenue	627	621	1.1%	1.4%	5.3%	8.5%
Thereof Care Coordination revenue	249	241	3.1%	4.5%	-2.1%
Health Care Products	1,018	997	2.1%	4.5%	4.4%
Thereof Dialysis Products	1,013	997	1.6%	3.9%	3.8%
Thereof Non-Dialysis Products	5	-	n.a.	n.a.	n.a.

Latin America	684	709	-3.5%	21.3%	15.1%
Health Care Services	485	499	-2.9%	23.1%	14.7%	2.1%
Health Care Products	199	210	-5.0%	16.9%	16.0%

Corporate	40	21	96.8%	99.3%
Health Care Services	24	-	n.a.	n.a.
Health Care Products	16	21	-24.4%	-24.4%

1 same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: 0.3% for the three months and 1.6% for the twelve months ended December 31, 2020.

Revenue development	page 6 of 11	February 23, 2021

Key metrics North America segment

	Three months ended December 31				Twelve months ended December 31
	2020	2019	Change	Change at cc	2020	2019	Change	Change at cc
Dialysis
Revenue in € million	2,691	2,849	-5.6%	2.0%	11,171	11,011	1.5%	3.5%
Operating income in € million	528	476	10.8%	18.3%	2,002	1,737	15.3%	17.4%
Operating income margin	19.6%	16.7%			17.9%	15.8%
Delivered Operating Income in € million	476	424	12.1%	19.4%	1,775	1,532	15.9%	18.0%

Care Coordination
Revenue in € million	292	325	-10.0%	-2.2%	1,307	1,184	10.4%	12.6%
Operating income in € million	5	39	-87.5%	-81.8%	118	57	106.2%	110.3%
Operating income margin	1.7%	12.1%			9.0%	4.8%
Delivered Operating Income in € million	(2)	32	n.a.	n.a.	84	37	129.7%	134.3%

Key metrics Dialysis Care Services

	Twelve months ended December 31, 2020
	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	4,092	2%	106	346,553	0%	53,575,255	3%
North America	2,639	2%	51	210,260	0%	32,843,592	2%
EMEA	804	3%	22	66,008	0%	10,189,373	1%
Asia-Pacific	400	0%	28	33,106	0%	4,660,875	2%
Latin America	249	6%	5	37,179	7%	5,881,415	9%

Key metrics	page 7 of 11	February 23, 2021

Quality data1

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019
Kt/V ≥ 1.2	97	97	93	94	91	91	94	95
Hemoglobin = 10-12 g/dl	71	71	82	82	48	50	52	56
Calcium = 8.4-10.2 mg/dl	81	81	78	79	73	76	72	74
Albumin ≥ 3.5 g/dl1)	80	81	90	89	89	91	91	87
Phosphate ≤ 5.5 mg/dl	59	60	80	80	76	76	64	63
Patients without catheter
(after 90 days)	79	81	77	78	78	79	81	83
in days
Days in hospital per patient year	9.7	10.3	7.7	7.5	4.0	4.3	3.5	2.6

1 Definitions cf. Annual Report 2019, Section "Non-Financial Group Report"

Quality data	page 8 of 11	February 23, 2021

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended December 31		Twelve months ended December 31
in € million	2020	2019	2020	2019
Delivered Operating Income reconciliation
Total
Operating income	462	616	2,304	2,270
less noncontrolling interests	(62)	(62)	(271)	(239)
Delivered Operating Income	400	554	2,033	2,031

North America
Operating income	533	515	2,120	1,794
less noncontrolling interests	(59)	(59)	(261)	(225)
Delivered Operating Income	474	456	1,859	1,569

Dialysis
Operating income	528	476	2,002	1,737
less noncontrolling interests	(52)	(52)	(227)	(205)
Delivered Operating Income	476	424	1,775	1,532

Care Coordination
Operating income	5	39	118	57
less noncontrolling interests	(7)	(7)	(34)	(20)
Delivered Operating Income	(2)	32	84	37

EMEA
Operating income	134	114	412	448
less noncontrolling interests	(1)	(1)	(3)	(5)
Delivered Operating Income	133	113	409	443

Asia-Pacific
Operating income	107	75	344	329
less noncontrolling interests	(1)	(2)	(6)	(8)
Delivered Operating Income	106	73	338	321

Dialysis
Operating income	94	65	321	300
less noncontrolling interests	(1)	(2)	(7)	(7)
Delivered Operating Income	93	63	314	293

Care Coordination
Operating income	13	10	23	29
less noncontrolling interests	0	0	1	(1)
Delivered Operating Income	13	10	24	28

Latin America
Operating income	(186)	15	(157)	43
less noncontrolling interests	0	0	0	(1)
Delivered Operating Income	(186)	15	(157)	42

Corporate
Operating income	(126)	(103)	(415)	(344)
less noncontrolling interests	(1)	0	(1)	0
Delivered Operating Income	(127)	(103)	(416)	(344)

Reconciliation	page 9 of 11	February 23, 2021

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

									Change	Change at cc
in € million, except share data Three months ended December 31	Results 2020	Impairment Charge[1]	Results 2020 excl. special items	Results 2019	NxStage Costs	Cost Optimization Costs	(Gain) loss related to divestitures of Care Coordination activities	Results 2019 adjusted	(2020 excl. special items vs. 2019 adjusted)
Total revenue	4,400		4,400	4,580				4,580	-3.9%	3.6%
EBITDA	1,043		1,043	1,051	2	41	(15)	1,079	-3.3%	3.2%
Total operating income	462	195	657	616	2	60	(15)	663	-1.1%	5.3%
North America	533		533	515	2	54	(15)	556	-4.3%	2.4%
Dialysis	528		528	476	2	54		532	-0.9%	5.7%
Care Coordination	5		5	39			(15)	24	-79.7%	-70.6%
EMEA	134		134	114		2		116	15.5%	20.5%
Asia-Pacific	107		107	75		4		79	35.7%	37.7%
Dialysis	94		94	65		4		69	37.9%	40.2%
Care Coordination	13		13	10				10	20.8%	20.7%
Latin America	(186)	195	9	15				15	-38.9%	-39.6%
Corporate	(126)		(126)	(103)		0		(103)	23.0%	24.9%
Interest expense, net	84		84	102				102	-17.9%	-11.5%
Income tax expense	139		139	109	1	16	5	131	5.7%	15.9%
Net income attributable to noncontrolling interests	62		62	62				62	-0.7%	7.7%
Net income[2]	177	195	372	343	1	44	(20)	368	1.1%	5.9%
Basic earnings per share	€0.61	€0.66	€1.27	€1.14	€0.01	€0.15	(€0.07)	€1.23	3.3%	8.2%
Twelve months ended December 31
Total revenue	17,859		17,859	17,477				17,477	2.2%	5.3%
EBITDA	4,090		4,090	3,863	24	55	(29)	3,913	4.5%	6.8%
Total operating income	2,304	195	2,499	2,270	24	91	(29)	2,356	6.1%	8.1%
North America	2,120		2,120	1,794	24	83	(29)	1,872	13.2%	15.3%
Dialysis	2,002		2,002	1,737	24	83		1,844	8.6%	10.6%
Care Coordination	118		118	57			(29)	28	315.9%	324.2%
EMEA	412		412	448		4		452	-9.0%	-7.4%
Asia-Pacific	344		344	329		4		333	3.2%	3.7%
Dialysis	321		321	300		4		304	5.7%	6.1%
Care Coordination	23		23	29				29	-23.0%	-21.2%
Latin America	(157)	195	38	43				43	-10.8%	-2.1%
Corporate	(415)		(415)	(344)		0		(344)	20.4%	21.2%
Interest expense, net	368		368	429				429	-14.3%	-11.9%
Income tax expense	501		501	402	6	24	20	452	10.6%	13.7%
Net income attributable to noncontrolling interests	271		271	239				239	13.6%	15.9%
Net income[2]	1,164	195	1,359	1,200	18	67	(49)	1,236	10.0%	11.6%
Basic earnings per share	€3.96	€0.66	€4.62	€3.96	€0.06	€0.22	(€0.16)	€4.08	13.2%	14.9%

1 Impairment of goodwill and trade names in the Latin America Segment

2 Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation results excl. special items / adjusted results	page 10 of 11	February 23, 2021

Outlook 2021

	Results 2020	Outlook 2021 (at Constant Currency, except for ROIC)
Revenue[1]	€17,859 M	growth: low to mid single digit percentage rate
Revenue growth at Constant Currency[1]		growth: low to mid single digit percentage rate
Operating income[1]	€2,499 M	decline: mid teens to low twenties percentage rate
Net income[1,2]	€1,359 M	decline: high teens to mid twenties percentage rate
Net income[2] growth at Constant Currency[1]		decline: high teens to mid twenties percentage rate
ROIC[1,3]	6.6%	≥ 5.0%

1 Outlook 2021 is inclusive of anticipated COVID-19 effects and excl. special items. Special items include costs related to the FME25 program and effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2020 excl. the Impairment Charge of goodwill and trade names in the Latin America Segment of €195 M. For a reconciliation of figures excl. special items, please refer to the table at the end of the press release.

2 Net income attributable to shareholders of FMC-AG & Co. KGaA.

3 Results 2020: excl. impairment charge.

Outlook 2021	page 11 of 11	February 23, 2021